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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
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                          For the Month of January 2005
                       News Release dated January 19, 2005
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                         (Commission File. No 0-20390).
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                            ID BIOMEDICAL CORPORATION
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                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form  40-F:   Form 20-F        40-F   X
                                                -------     -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:          No:   X
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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


                       ID BIOMEDICAL BEGINS DEVELOPMENT OF
                           PANDEMIC INFLUENZA VACCINE


VANCOUVER, BC - JANUARY 19, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has begun development of an experimental ("mock") vaccine against a strain of the influenza virus, H5N1, that experts believe could cause a deadly worldwide epidemic (pandemic) of influenza. The H5N1 strain is a new strain of influenza virus that humans have little or no resistance to and has resulted in high rates of illness and death. ID Biomedical's development efforts will concentrate on creating a vaccine using a genetically modified variant of the H5N1 strain.

Since January 2004, sporadic outbreaks of highly pathogenic bird (avian) influenza caused by an H5N1 influenza strain have occurred in Southeast Asia. Occasional transmission of the virus directly from birds to human has resulted in a high mortality rate in those infected. To date, all humans infected have contracted the virus directly from birds and there is no conclusive evidence of human to human transmission that could lead to an influenza pandemic.

ID Biomedical has obtained the genetically modified rH5N1reference strain from the National Institute for Biological Standards and Control (NIBSC) in the U.K. NIBSC is one of the few World Health Organization (WHO) selected laboratories in the world, which conducts experimental work aimed at producing pandemic reference strains for potential vaccine production.

The reverse genetics technology used by NIBSC allows the rH5N1 strain to be grown in chicken eggs, an important source of influenza vaccine production. Typically, because of their virulence, pandemic avian strains kill eggs, therefore making it impossible to produce a vaccine from this source. The genetic modification of the virus also weakens its virulence so that it is no more dangerous than the influenza strains used by manufacturers during annual influenza production.

The initial objective of the Company's development program is to optimize the conditions under which the rH5N1 virus grows in eggs and to develop a virus seed bank for future vaccine production. The work will be conducted by ID Biomedical at its Quebec manufacturing facility. The second phase of this pandemic preparedness program is to produce a "mock" vaccine in sufficient quantities to conduct clinical trials. ID Biomedical is currently in discussions with the Canadian Government with regard to funding this important program.


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"The successful completion of this development program will position Canada and
ID Biomedical as worldwide leaders in pandemic preparedness. There is a growing consensus among experts supported by the WHO that the development and testing of a mock pandemic vaccine is a critical component of pandemic preparedness because it will allow manufacturers to shorten production times, thereby providing the general public with vaccine more quickly. The speed at which we will make the vaccine available to people will have a direct impact on the number of lives saved. We are very proud to be the official Canadian pandemic vaccine supplier and to be at the forefront of the preparedness work," said Anthony Holler, M.D., Chief Executive Officer of ID Biomedical.

In October 2001, the Company announced that it had signed a ten-year contract with the Canadian Government to assure a state of readiness in case of an influenza pandemic. The contract requires that ID Biomedical develop the infrastructure and capacity, in Canada, to provide 100% of domestic vaccine needs in the event of an influenza pandemic. To fulfill its commitments to this contract, ID Biomedical is currently completing an expansion of its production facility, has secured a year-round supply of eggs and has stockpiled raw materials and supplies necessary to permit rapid vaccine production.

ABOUT INFLUENZA AND PANDEMICS

Each year, the World Health Organization identifies the influenza strains expected to be circulating worldwide. It then recommends which three flu strains should be incorporated into the annual vaccine. The new strains are then distributed to vaccine producers who manufacture the appropriate trivalent vaccine for the year. Periodically, an entirely different strain of flu virus emerges that is more pathogenic to the respiratory system of humans. This can cause an influenza pandemic because the human immune system has little or no defense against the new virus. In such cases, the rapid production of a new pandemic flu vaccine is the best method of providing protection to the population.

Influenza pandemics are cyclical. In the twentieth century, there were three influenza pandemics: the Spanish flu in 1918, which claimed at least 20 million lives, the Asian flu in 1957, that killed more than 70,000 North Americans and the Hong Kong flu in 1968 which was responsible for the deaths of 34,000 people in North America.


ABOUT ID BIOMEDICAL


ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.




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                                                                             3.





ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.


For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
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The information in this news release contains so-called "forward-looking"
statements. These include statements regarding ID Biomedical's expectations and plans relating to the closing of the loan transaction and the repurchase of the subscription receipts described herein, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS / MEDIA
Dean Linden                                Michele Roy
(604) 431-9314                             (450) 978-6313
dlinden@idbiomedical.com                   mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ID Biomedical Corporation

                                  By: /s/ Anthony F. Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 20, 2005